Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: bclark@caneclark.com

February 25, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Mark P. Shuman-Branch Chief-Legal

Re:	ESL Teachers Inc.
Registration Statement on Form SB-2/A
Filed February 1, 2008
File No. 333-148801

We write on behalf of ESL Teachers Inc. (the “Company”) in response to your letter of February 4, 2008, by Mark P. Shuman, Branch Chief of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form SB-2A (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Second Amended Registration Statement on Form SB-2/A (the “Second Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Risks Related to Legal Uncertainty, page 14

1.
Please refer to prior comment 1 of our letter dated January 30, 2008. Your amended disclosure does not clearly express that the lack of an escrow fund means situations may arise that prevent you from returning subscriptions for shares to investors, even if the minimum offering amount has not been reached. Please revise your disclosure accordingly.

In response to this comment, the Company has modified its disclosure on first page of the prospectus summary, and has modified its risk factor disclosing to investors that their money will not be insulated from creditor claims, adding that it may be prevented from returning subscriptions for shares to investors, even if the minimum offering amount has not been reached.

Part II-Item 27. Exhibits, page 52

Exhibit 5.1

2.
Please refer to comment 3 of our letter dated January 30, 2008. We note you have amended your opinion letter to indicate that your shares will be validly issued, fully paid and non-assessable when issued by the company. Please revise to indicate that the shares will be validly issued, fully paid and non-assessable, if the consideration for the shares described in the prospectus has been received and the minimum subscription amount of $40,000 has been received within the time period specified in the prospectus.

In response to this comment, we have amended our opinion letter to indicate that the common stock to be sold by the Company will be validly issued, fully paid and non-assessable when issued by the Company if the consideration for the shares described in the prospectus has been received and the minimum subscription amount of $40,000 has been received within the time period specified in the prospectus.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/Scott P. Doney
Scott P. Doney, Esq.
Cane Clark, LLP